Millennial Fertility Co, LLC

(a Michigan Limited Liability Company)

Unaudited Financial Statements

Period of November 26, 2019 (inception) through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Millennial Fertility Co, LLC

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 4, 2020

To: Board of Directors of Millennial Fertility Co, LLC
        Attn: Harry Cendrowski

Re: 2019 Financial Statement Review
        Millennial Fertility Co, LLC

We have reviewed the accompanying financial statements of Millennial Fertility Co, LLC (the "Company"), which comprise the balance sheet as of December 31, 2019 and the related statements of income, equity, and cash flows for the period of November 26, 2019 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

MILLENNIAL FERTILITY CO, LLC
Financial Statements
For the Fiscal Year Ended
December 31, 2019

Balance Sheet
(Unaudited)

ASSETS	2019
Current Assets	
Cash and cash equivalents	-
Accounts receivable	4,079
Inventory	170,157
Total Current Assets	174,236
Fixed Assets	
Equipment	28,328
Other Assets	
Prepaid Legal Fees	1,582
Total Assets	204,146
LIABILITIES AND MEMBERS' CAPITAL	
Current Liabilities	
Accounts payable	56,712
Intercomapny Loan Payable	177,255
Interest Payable	6,093
Other Liabilities	
License Agreement - Conceivex I	10
Total Liabilities	240,070
MEMBERS' CAPITAL	
Members' equity	150,509
Net income (loss)	(186,432)
Total Members' Capital	(35,924)
Total Liabilities and Members' Capital	204,146

MILLENNIAL FERTILITY CO, LLC
Financial Statements
For the period November 26, 2019 (inception) to
December 31, 2019

Income Statement
(Unaudited)

	2019
Revenues	3,080
Less: Discounts	(40)
Cost of revenues	681
Gross profit (loss)	2,359
Operating expenses	
General and administrative	24,461
Start-Up/Organization Costs	157,905
Salary and Payroll	6,426
Total operating expenses	188,791
Net Income (Loss)	(186,432)

MILLENNIAL FERTILITY CO, LLC
Financial Statements
For the Fiscal Year Ended
December 31, 2019

Statements of Stockholders' Equity
(Unaudited)

	Members' Equity	Retained Earnings	Total Members' Capital
Balance as of November 26, 2019 (inception)	$0	$0	0
Member Contributions	150,509	0	150,509
Net Income (Loss)	0	-186,432	-186,432
Balance as of December 31, 2019	$150,509	($186,432)	($35,924)

MILLENNIAL FERTILITY CO, LLC
Financial Statements
For the period November 26, 2019 (inception) to
December 31, 2019

Statements of Cash Flows
(Unaudited)

	2019
Operating Activities	
Net Income (Loss)	(186,432)
Changes in operating assets and liabilities:	
(Increase) Decrease in accounts receivable	(4,079)
(Increase) Decrease in inventory	(170,157)
(Increase) Decrease in Organization Costs	-
Increase (Decrease) in Accounts payable	56,712
Net cash used in operating activities	(303,957)
Investing Activities	
Equipment	(28,328)
Investment in Conceivex II	(1,582)
Net cash used in investing activities	(29,910)
Financing Activities	
Issuance of loans	
Increase (Decrease) in Intercompany Loan Payable	183,348
Increase (Decrease) in Intercompany License Agreement	10
Members' contributions	150,509
Members' distributions	-
Net change in cash from financing activities	333,867
Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	0

MILLENNIAL FERTILITY CO, LLC
NOTES TO FINANCIAL STATEMENTS
For the Fiscal Year Ended
December 31, 2019

NOTE 1 – NATURE OF OPERATIONS

Millennial Fertility Co, LLC ("Millennial Fertility" or the "Company") is a Michigan Limited Liability Company. Millennial Fertility was formed for the purpose of developing and commercializing novel medical device technologies in the areas of women's reproductive and urological health.

The Company's lead product is the Conception Kit®, a reproductive healthcare system that helps couples overcome infertility in the privacy of their own homes. The kit contains practice conception caps, ovulation predictors, semen collectors, moisturizers, pregnancy tests, and conception wheels and journals. The Conception Kit® is approved by the United States Food and Drug Administration and the Company has secured both Current Procedural Terminology and BPM coding designation with approvals for insurance reimbursement through pharmacy benefit managers and medical payers.

Since inception, the Company's primary activity has been raising capital and the development and commercialization of the Conception Kit® described above. The Company has not generated any significant revenues and it has funded its operations with the proceeds of private placements of equity and debt securities, contributed from its indirect parent company Conceivex, Inc (a Michigan Corporation)(see Note 6).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of capitalized software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of any allowance for doubtful accounts, represents their estimated net realizable value.

The Company periodically assesses the need for an allowance for doubtful accounts based on historical collection trends, age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that a specific receivable balance may be impaired, further consideration is given to the collectability of those balances. If appropriate, the allowance is adjusted accordingly and the expense or benefit is recorded in the current period in the Statement of Operations.

An accounts receivable balance is considered past-due when it remains unpaid beyond the due date in accordance with the contractual terms with individual customers. A past-due receivable balance is written-off only when the Company's internal collection efforts have been unsuccessful in collecting the amounts due.

Inventory

Inventory is recorded at the lower of cost, first-in first-out ("FIFO"), or market (net realizable value). The Company evaluates inventories on a regular basis to identify excess or obsolete inventory and, if existing, are reserved for in full.

Start-Up and Organization Costs

Costs incurred during the formation of the Company have been expensed as incurred. These costs include various legal fees and insurance fees.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include notes payable. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("Topic 606"). The Company recognizes revenues when its obligations to a customer are fulfilled relative to a specific product or service offering and a persuasive evidence of an arrangement exists with a customer, the price is fixed or determinable, delivery has occurred or services have been rendered, and collectability is reasonably assured. In summary, revenue is recognized when the risks and rewards of ownership have been transferred to the customer.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the balance sheet date, the Company has established a full reserve against all deferred tax assets.

Stock-based Compensation

The Company does not currently have a stock-based compensation plan in place.

NOTE 3 – CASH

The Company does not currently own a bank account. Funds are provided and expenses are paid for on behalf of the Company by the parent corporation Conceivex Inc.

NOTE 4 – INVENTORY

Inventory consisted of the following as of December 31, 2019:

Inventory - Assembled	
Assembled Kits	$ 50,156
Inventory - Components	
Components - unfinished goods	$ 41,968
Inventory - Deposits	
Inventory Deposits	$ 66,533

NOTE 5 – EQUIPMENT

Equipment as of December 31, 2019 consisted primarily of cavity molds used to create the kits. They will be depreciated over the course their useful lives, approximately 1.5 years. The balance of equipment and accumulated depreciation as of December 31, 2019 totals $133,250 and $104,922 respectively.

NOTE 6 – INTERCOMPANY LOAN PAYABLE

Since inception, the Company was allocated $177,255 cash for an intercompany loan payable, which was part of the proceeds received by the Company's parent in a convertible notes arrangement (the "Note"). The Note accrues interest at 12% per annum. Principal and interest under the Note are convertible into Common Stock, at the option of the holders of the Note, of the parent company. The Company will be responsible for 12% interest expense on their proceeds from the allocated funds to the parent company.

As of December 31, 2019, approximately $6,093 of interest had accrued under the Note.

NOTE 7 – LICENSE AGREEMENTS

The Company entered into an indefinite intercompany royalty licensing agreement with its direct parent Conceivex II Inc. The royalty license allows for use of company patents and know-how. The Company's outstanding royalty liability as of December 31, 2019 is $10.

NOTE 8 – CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – MEMBERS' EQUITY

As of December 31, 2019, total member's equity consisted of a 100% direct investment in the Company by its sole owner ConceiveX II Inc. of $150,509.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 11), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

There is no assurance that additional equity or debt financing will be available when needed or that management will be able to obtain such financing on terms acceptable to the Company or that the Company will be successful in achieving a level of product distribution to become profitable and generate positive operating cash flow in the future. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to extend payables, reduce overhead, or scale back its business plan until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

During the next twelve months, the Company intends to grow its operations with funding from a Regulation CF crowdfunding campaign and funds from revenue producing activities, if and when such can be realized.

Management's Evaluation

Management has evaluated subsequent events through May 4, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.